September 17, 2013	Lauren B. Prevost 404-504-7744 lbp@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20002

Re:	Cole Office & Industrial REIT (CCIT II), Inc.

Request for Acceleration

Registration Statement on Form S-11 File No. 333-187470

Ladies and Gentlemen:

On behalf of Cole Office & Industrial REIT (CCIT II), Inc. (the “Company”), enclosed for filing is the Company’s withdrawal of its September 16, 2013 request for the acceleration of effectiveness of the above-referenced registration statement (the “Registration Statement”) and its re-request, for clarification purposes, pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”) for the acceleration of the effectiveness of the Registration Statement under the Act to immediate effectiveness on September 17, 2013 at 4:00 p.m. Eastern Time or as soon thereafter as is practicable.

If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7744.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:	D. Kirk McAllaster, Jr.

Phone: 404.233.7000   |   www.mmmlaw.com

1600 Atlanta Financial Center   |   3343 Peachtree Road, NE   |   Atlanta, Georgia 30326

Atlanta   •   Beijing   •   Raleigh-Durham   •   Savannah   •   Taipei   •   Washington, DC

Cole Office & Industrial REIT (CCIT II), Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

September 17, 2013

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20002

Re:	Cole Office & Industrial REIT (CCIT II), Inc.

Request for Acceleration

Registration Statement on Form S-11 File No. 333-187470

Ladies and Gentlemen:

Cole Office & Industrial REIT (CCIT II), Inc. (the “Company”) wishes to withdraw its request for acceleration of the effective date of the above-referenced registration statement and to re-request effectiveness for clarification purposes.

The Company hereby requests, pursuant to Rule 461 under the Securities Act of 1933 (the “Act”) acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-187470) (the “Registration Statement”) to immediate effectiveness on September 17, 2013 at 4:00 p.m. Eastern Time or as soon thereafter as is practicable.

The Company acknowledges that, should the Commission or the staff, acting through delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting through delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (602) 778-8700.

Sincerely, Cole Office & Industrial REIT (CCIT II), Inc.

/s/ D. Kirk McAllaster, Jr.

D. Kirk McAllaster, Jr.

cc:	Lauren B. Prevost, Esq.